**KOBE STEEL, LTD.**
9-12, KITASHINAGAWA 5-CHOME, SHINAGAWA-KU
TOKYO, 141-8688 JAPAN
TEL NO: 03-5739-7117 FAX NO: 03-5739-6911



March 29, 2006

06012273

Company Announcement

SUPPL

Dear Sirs and Madams,

In accordance with the purpose of Article 9.3 and 9.4 under the DEALER AGREEMENT among Kobe Steel International (Netherlands) B.V., Salomon Brothers International Limited, and others dated September 30, 1999, we are enclosing copy of

"Progress in Tie-Up Measures by Nippon Steel, Sumitomo Metals and Kobe Steel, and Agreement on Further Enhancement of Cooperation"

pages 2

Thank you very much of your assistance in handling it as required.

Sincerely yours,

小山 安雄



Yasuo Koyama
Finance Department
Kobe Steel, Ltd.
TEL : +81-3-5739-7117
FAX : +81-3-5739-6911

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March 29, 2006
Nippon Steel Corporation
Sumitomo Metal Industries, Ltd.
Kobe Steel, Ltd.

Progress in Tie-Up Measures by Nippon Steel, Sumitomo Metals and Kobe Steel, and Agreement on Further Enhancement of Cooperation

Nippon Steel Corporation (principal place of business: Chiyoda-ku, Tokyo, President: MIMURA Akio) ("Nippon Steel"), Sumitomo Metal Industries, Ltd. (principal place of business: Chuo-ku, Osaka, President: TOMONO Hiroshi) ("Sumitomo Metals") and Kobe Steel, Ltd. (principal place of business: Chuo-ku, Kobe; President: INUBUSHI Yasuo) ("Kobe Steel") have been steadily implementing tie-up cooperative measures, and since the announcement of March 2005 on enhancement of cooperation, have also been conducting joint studies, in addition to studies carried out individually by each company, for measures needed to effectively respond to changes in the capital market. In order to continuously enjoy benefits from further enhancement of cooperation, the three companies have signed a Memorandum of Understanding ("MOU"), which ensures the process for the three companies to cooperatively study the impacts on the strategic alliance and countermeasures in the event that an unsolicited offer is made to one of the three companies. The MOU also stipulates, among other things, that studies should continue on measures to prepare for potential unsolicited offers.

Since March 2005, in addition to measures taken in the past, the three companies have been steadily implementing cooperative measures and studies as follows:

a. Since April 2005, Nippon Steel and Kobe Steel have been supplying hot-rolled steel coils to Sumitomo Metals respectively, and Kobe Steel has been supplying hot-rolled titanium sheet for Sumitomo Metals.
b. With respect to joint use of iron- and steelmaking facilities of Sumitomo Metals, Sumitomo Metals has already started supplying steel slabs to Nippon Steel. Similar supply to Kobe Steel is expected to start in the near future. Gradual expansion in quantity and scope of such transaction is intended, including in the area of high-grade steel that is steadily increasing in demand.
   (In June 2005, Nippon Steel and Kobe Steel made 10% (¥3,400 million) and 2% (¥700 million) capital contributions in East Asia United Steel Corporation, respectively.)

The above cooperative relationship in steel production greatly contributes to each company building an efficient production structure.

In addition, the three companies have agreed to the following matters and are proceeding with the discussion and implementation of specific measures:

c. Activities for mutual licensing of technologies aimed to strengthen cost

competitiveness and to improve technology of each of the companies in the field of ironmaking, within the framework of joint studies and mutual licensing of technologies mostly related to upstream processes.

d. Specific activities to cut procurement costs of materials at each of the companies.

Furthermore, Nippon Steel and Sumitomo Metals are jointly pressing on with the following activities:

e. As part of the cooperation in the field of environment and recycling, Nippon Steel will pre-treat waste plastics and Sumitomo Metals will burn them in its coke ovens. (The activities are to be implemented in the first half of 2006FY.)
f. Joint scheme for system back-up in case of disaster.
g. Integration of cast rolls businesses by the two companies' subsidiaries.
h. Studies on integration of structural steel sheet businesses and road and civil engineering materials businesses by the two companies' subsidiaries.

At the same time, Nippon Steel and Kobe Steel are jointly pressing on with the following activities:

i. Mutual cooperation in the fields of environment and recycling.
j. Supply of mold pig iron from Kobe Steel to Nippon Steel in response to Nippon Steel's plan on relining of blast furnaces.

For greater smoothness and efficiency in studying and carrying out these tie-up cooperative measures, the three companies have purchased the shares of each other. As a result, Nippon Steel now owns 240,826,000 ordinary shares (5.01%) of Sumitomo Metals; Sumitomo Metals owns 123,512,000 ordinary shares (1.81%) of Nippon Steel; Nippon Steel owns 63,975,000 ordinary shares (2.05%) of Kobe Steel; Kobe Steel owns 28,017,000 ordinary shares (0.41%) of Nippon Steel; Sumitomo Metals owns 63,975,000 ordinary shares (2.05%) of Kobe Steel; and Kobe Steel owns 82,184,000 ordinary shares (1.71%) of Sumitomo Metals.

Considering that the smooth and steady enhancement of the tripartite and bipartite tie-up cooperative measures are very important in maintaining and augmenting the corporate value of each of the three companies, and also in view of the changing environment surrounding M&A activities, if one of the three companies receives an unsolicited proposal, material impacts are expected on the other two companies. The MOU ensures the procedure for the mutual cooperation under such a situation.

- End -


For more information, please contact:

| | |
|---|---|
| Nippon Steel: | Public Relations Center, General Administration Div.<br>+81-3-3275-5021, 5022 |
| Sumitomo Metals: | Public Relations Group, Public Relations & IR Dept.<br>+81-3-4416-6115 |
| Kobe Steel: | Publicity Group, Secretariat & Publicity Dept.<br>+81-3-5739-6010 |